1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2020
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	August 10, 2020	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC July 2020 Revenue Report

Hsinchu, Taiwan, R.O.C. – Aug. 10, 2020 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for July 2020: On a consolidated basis, revenues for July 2020 were approximately NT$105.96 billion, a decrease of 12.3 percent from June 2020 and an increase of 25.0 percent from July 2019. Revenues for January through July 2020 totaled NT$727.26 billion, an increase of 33.6 percent compared to the same period in 2019.

TSMC July Revenue Report (Consolidated):

(Unit:NT$ million)
Period	July 2020	June 2020	M-o-M Increase (Decrease) %	July 2019	Y-o-Y Increase (Decrease) %	January to July 2020	January to July 2019	Y-o-Y Increase (Decrease) %
Net Revenues	105,963	120,878	（12.3）	84,758	25.0	727,259	544,461	33.6

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of July 2020.

1.	Sales volume (in NT$ thousands)
	Period	Items	2020	2019
	July	Net sales	105,963,468	84,757,724
	Jan. ~ July	Net sales	727,259,018	544,460,668

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		57,539,093	21,027,390
	TSMC Global**		390,754,846	90,820,700
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		419,066,500	2,437,900
	TSMC Japan Ltd.**		167,626,600	367,752
	* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC. ** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	218,226,543
	Mark to Market Profit/Loss	5,328,251
	Unrealized Profit/Loss	6,284,173
Expired Contracts	Notional Amount	462,125,711
	Realized Profit/Loss	(1,310,112)
Equity price linked product (Y/N)		N

‧TSMC Partners
		Convertible Bond
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	-
Expired Contracts	Notional Amount	117,188
	Realized Profit/Loss	(3,826)
Equity price linked product (Y/N)		Y

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	15,542,616
	Mark to Market Profit/Loss	46,278
	Unrealized Profit/Loss	(68,701)
Expired Contracts	Notional Amount	95,122,140
	Realized Profit/Loss	70,908
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	2,778,419
	Mark to Market Profit/Loss	13,180
	Unrealized Profit/Loss	(3,116)
Expired Contracts	Notional Amount	15,526,426
	Realized Profit/Loss	(19,745)
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	2,333,455
	Mark to Market Profit/Loss	76,840
	Unrealized Profit/Loss	74,033
Expired Contracts	Notional Amount	1,342,392
	Realized Profit/Loss	(39,942)
Equity price linked product (Y/N)		N

‧TSMC Global
		Forward
Margin Payment		(37,149)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	3,011,732
	Mark to Market Profit/Loss	(27,603)
	Unrealized Profit/Loss	(51,281)
Expired Contracts	Notional Amount	16,831,127
	Realized Profit/Loss	(329,835)
Equity price linked product (Y/N)		N